Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Yamana Gold Inc. (“Yamana”)

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, ON M5J 2J3

Item 2 Date of Material Change

May 31, 2022

Item 3 News Release

A joint news release with respect to the material change referred to in this report was issued and disseminated on May 31, 2022 through the facilities of GlobeNewswire and subsequently filed on Yamana’s SEDAR and EDGAR profiles.

Item 4 Summary of Material Change

On May 31, 2022, Yamana entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Gold Fields Limited (“Gold Fields”) pursuant to which, among other things, Gold Fields will acquire all of the issued and outstanding common shares of Yamana (the “Arrangement”). The Arrangement will be implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) in accordance with the Canada Business Corporations Act (the “CBCA”).

Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the “Effective Time”), a wholly-owned subsidiary of Gold Fields (“Gold Fields Subco”) will acquire all of the issued and outstanding common shares of Yamana (the “Yamana Shares”) and, in exchange, the holders of Yamana Shares (“Yamana Shareholder”) will receive, at their election, either 0.6 (the “Exchange Ratio”) of an ordinary share of Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share which represents one Golf Fields Share, a “Gold Fields ADS”) for each Yamana Share held (the “Consideration Shares”). Upon completion of the Arrangement, it is anticipated that existing holders of Gold Fields Shares or Gold Fields ADSs (“Gold Fields Shareholders”) and Yamana Shareholders will own approximately 61% and 39% of the combined company (the “Combined Group”), respectively.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Arrangement

On May 31, 2022, Yamana entered into the Arrangement Agreement with Gold Fields, pursuant to which, among other things, Gold Fields will acquire all of the issued and outstanding Yamana Shares. The Arrangement will be implemented by way of a plan of arrangement in accordance with the CBCA and is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the Yamana Shareholders, the Gold Field Shareholders and certain other conditions as described in more detail below. Upon completion of the Arrangement, Yamana will become a wholly-owned subsidiary of Gold Fields.

Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, each Yamana Share will be acquired by Gold Fields Subco in exchange for a Consideration Share. Upon completion of the Arrangement, existing Gold Fields Shareholders and Yamana Shareholders are expected to own approximately 61% and 39% of the Combined Group, respectively.

No fractional Gold Fields Shares or Gold Fields ADSs will be issued under the Arrangement, and Yamana Shareholders will receive cash in lieu of any fractional Gold Fields Shares or Gold Fields ADSs. Any Yamana Shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 190 of the CBCA will be deemed to be transferred and assigned to Yamana, but will not be entitled to the Consideration Shares and will, instead, be entitled to receive the fair value for their Yamana Shares in accordance with the provisions of the CBCA, as modified by the Plan of Arrangement and the interim order of the Court (the “Interim Order”).

In addition, on the terms and subject to the conditions of the Arrangement Agreement, at the Effective Time, each warrant to acquire Yamana Shares that is outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price (“VWAP”) of one Yamana Share on the Toronto Stock Exchange (the “TSX”) during the five trading days prior to the Effective Date multiplied by 0.0376, less the applicable exercise price for such warrant. Each restricted share unit of Yamana (each, a “Yamana RSU”) that is outstanding immediately prior to the Effective Time will vest and will be transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number. Each performance share unit of Yamana (each, a “Yamana PSU”) and each deferred share unit of a Yamana that is outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date, and in the case of the Yamana PSUs, multiplied by the applicable Multiplier (as defined in Yamana’s performance share unit plan).

Conditions to Completion of the Arrangement

Completion of the Arrangement is subject to a number of conditions, including among others, (a) approval of the Arrangement (the “Arrangement Resolution”) by not less than 66 2/3% of the Yamana Shareholders who vote (in person or by proxy) at a special meeting of Yamana Shareholders (the “Yamana Meeting”); (b) approval of the issuance of Consideration Shares to Yamana Shareholders pursuant to the Arrangement and the approval of the acquisition of the Yamana Shares pursuant to the Arrangement (together, the “Gold Fields Resolutions”) by not less than 75% and 50% +1, respectively, of the Gold Field Shareholders who vote (in person or by proxy) at a special meeting of Gold Field Shareholders (the “Gold Fields Meeting”); (c) the approval of the Arrangement by the Court in form and substance acceptable to each of Gold Fields and Yamana, acting reasonably, (d) the receipt of certain required regulatory approvals, including under the Competition Act (Canada), Investment Canada Act and the Financial Surveillance Department of the South African Reserve Bank (the “Key Regulatory Approvals”); (e) the approval for listing of the Gold Fields Shares and Gold Field ADSs to be issued pursuant to the Arrangement, by the Johannesburg Stock Exchange (“JSE”) and New York Stock Exchange (“NYSE”), respectively; and (f) Yamana Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Yamana Shares.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants by each of Yamana and Gold Fields, including covenants regarding the conduct of their respective businesses in the ordinary course during the period between the date of the Arrangement Agreement and the Effective Date and to not engage in certain kinds of transactions or take certain actions during such period, subject to certain other exceptions set out in the Arrangement Agreement. In addition, each of Yamana and Gold Fields has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, including the Key Regulatory Approvals.

Non-Solicitation and Right to Match

Each of Gold Fields and Yamana is subject to reciprocal non-solicitation restrictions on their ability to directly or indirectly solicit, initiate, knowingly encourage or otherwise facilitate a Yamana Acquisition Proposal or Gold Fields Acquisition Proposal (each as defined in the Arrangement Agreement), respectively from any person. However, each of Gold Fields and Yamana and their respective representatives may, prior to, in the case of Yamana, the approval of the Arrangement Resolution, and in the case of Gold Fields, the approval of the Gold Fields Resolutions, engage in or participate in discussions or negotiations with third parties that submit an unsolicited bona fide written Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, that such party’s board of directors has determined in good faith, after consultation with its outside financial and legal advisors, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or Gold Fields Superior Proposal (each as defined in the Arrangement Agreement), respectively, subject to the satisfaction of certain conditions. Among other things, such a Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, may not result from a breach of the non-solicitation provisions of the Arrangement Agreement. Subject to certain limitations, the board of directors of a party that receives a Yamana Superior Proposal or Gold Fields Acquisition Proposal, as applicable, may, following the expiration of a five business day matching period, withdraw or change its recommendation in respect of the Arrangement in response to such superior proposal and/or enter into a Permitted Acquisition Agreement (as defined in the Arrangement Agreement) in respect of such superior proposal. However, notwithstanding any such change in recommendation and/or the entering into of a Permitted Acquisition Agreement, unless the other party has terminated the Arrangement Agreement as a result, each party must cause its respective shareholder meeting to occur and submit to a vote of its shareholders the Arrangement Resolution or the Gold Fields Resolutions, as applicable, and shall not submit to a vote of its shareholders any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, other than the Arrangement Resolution or the Gold Fields Resolutions, as applicable, prior to the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, Yamana is required to pay Gold Fields a termination fee of US$300 million and Gold Fields is required to pay Yamana a termination fee of US$450 million.

Interim Order, Shareholder Meetings and Timing

In accordance with the Arrangement Agreement, Yamana has agreed to make an application for the Interim Order. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Yamana Meeting. Further information pertaining to the Arrangement will be contained in the management information circular that Yamana will mail to its shareholders in connection with the Yamana Meeting.

It is anticipated that the Yamana Meeting and the Gold Fields Meeting will take place, and closing and completion of the Arrangement will occur, in the second half of 2022, subject to satisfaction of the conditions under the Arrangement Agreement. The Arrangement Agreement provides that the outside date for completion of the Arrangement is November 30, 2022, which date can be unilaterally extended by either party for up to an additional 60 days in certain circumstances.

Following the completion of the Arrangement, the Gold Fields Shares will continue to trade on the JSE and the Gold Fields ADSs will continue to be listed on the NYSE and the Yamana Shares will be delisted from each of the TSX, the NYSE and the London Stock Exchange. Gold Fields will remain headquartered in Johannesburg and Yamana will become a wholly-owned subsidiary of Gold Fields.

Fairness Opinions and Board Recommendations

After consultation with its outside financial and legal advisors, the board of directors of Yamana unanimously approved the Arrangement Agreement and recommends that Yamana Shareholders vote in favour of the Arrangement. Yamana retained Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and Scotiabank as financial advisors, Cassels Brock & Blackwell LLP as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrisson LLP as United States legal counsel in connection with the Arrangement. The board of directors of Yamana received fairness opinions from Canaccord Genuity Corp. and Scotiabank each dated May 30, 2022, and to the effect that, as of the date of each such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received by Yamana Shareholders in connection with the Arrangement is fair, from a financial point of view, to Yamana Shareholders.

The board of directors of Gold Fields unanimously approved the Arrangement Agreement and recommends that Gold Fields Shareholders vote in favour of the Arrangement. Gold Fields engaged Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities as its sole financial advisor and JSE transaction sponsor and Fasken Martineau DuMoulin LLP as Canadian legal counsel, Linklaters LLP as United States legal counsel and Webber Wentzel as South African legal counsel in connection with the Arrangement.

Voting and Support Agreements

In connection with the execution of the Arrangement Agreement, each of the respective directors and senior officers of Yamana and Gold Fields entered into voting and support agreements (the “Voting and Support Agreements”), pursuant to which, among other things, they agreed, in their capacities as security holders and not in their capacities as directors or officers, to vote the shares held by them in favour of the Arrangement Resolution, in the case of the directors and senior officers of Yamana, and the Gold Fields Resolutions, in the case of the directors and senior officers of Gold Fields. The Voting and Support Agreements will terminate if, among other things, the Arrangement Agreement is terminated in accordance with its terms, the other party effects a change to the terms of the Arrangement Agreement that is materially adverse to the directors and senior officers that are party to the Voting and Support Agreements without their consent or there is a change in recommendation by the board of directors of the other party.

The above description of the Arrangement, the Arrangement Agreement, the Voting and Support Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Voting and Support Agreements. A copy of the Arrangement Agreement and the forms of Voting and Support Agreements have been filed on Yamana’s SEDAR and EDGAR profiles and are available for viewing at www.sedar.com and www.sec.gov. The representations, warranties and covenants contained in the Arrangement Agreement and the Voting and Support Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Yamana or Gold Fields or any of their subsidiaries or affiliates.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, Phone: (416) 815-0220

Item 9 Date of Report

June 10, 2022

Cautionary Statement Regarding Forward-Looking Statements:

This material change report contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements relating to the Arrangement and the expected terms, timing and closing of the Arrangement, including receipt of required approvals and satisfaction of other customary closing conditions; the ability of Yamana and Gold Fields to satisfy the conditions to the completion of the Arrangement on the terms and in the timing described, or at all; the ability of Gold Fields to issue securities pursuant to the Arrangement, the continuing headquarters of the Combined Group, the receipt of the Interim Order and the anticipated timing thereof; the holding of the shareholding meetings of Gold Fields and Yamana to consider the Arrangement and the completion of the Arrangement; and timing and receipt of shareholder, court, stock exchange and regulatory approvals of the Arrangement, including the Key Regulatory Approvals; and expectations regarding the continued trading of the Gold Fields Shares and Gold Fields ADSs on the JSE and the NYSE, respectively, and the delisting of the Yamana Shares from each of the TSX, the NYSE and the London Stock Exchange. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals of the Arrangement; and the ability of the parties to satisfy, in a timely manner, the other conditions contained in the Arrangement Agreement; the risk that the Arrangement may not be completed in a timely basis, or at all; that the conditions contained in the Arrangement Agreement may not be satisfied; failure to obtain necessary shareholder, court, stock exchange or regulatory approvals of the Arrangement; the emergence of a superior proposal in respect of either party; the ability to realize the anticipated benefits of the Arrangement or implementing the business plan for the Combined Group, including as a result of a delay in completing the Arrangement or difficulty in integrating the businesses of the companies involved (including the retention of key employees); and general business and economic conditions, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.